Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of SOC Telemed, Inc. on Form S-8 of our report dated March 25, 2020, with respect to our audit of the financial statements of Healthcare Merger Corp. as of December 31, 2019 and for the period from September 19, 2019 (inception) through December 31, 2019 appearing in the Annual Report on Form 10-K of Healthcare Merger Corp. for the year ended December 31, 2019. We were dismissed as auditors on November 16, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Houston, Texas

January 4, 2021